

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Via E-mail
Kirk H. Milling
President and Chief Executive Officer
OCI Resource Partners LLC
General Partner
OCI Resources LP
Five Concourse Parkway, Suite 2500
Atlanta, GA 30328

> **Re:** **OCI Resources LP**
> **Draft Registration Statement on Form S-1**
> **Submitted May 9, 2013**
> **CIK No. 1575051**

Dear Mr. Milling:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note the numerous blank spaces and missing information in the registration statement. Please note we may have further comments once the omitted information has been submitted and allow adequate time for review.

2. Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. Please provide the staff with copies of any such sales literature you intend to use, prior to use. See CF Disclosure Guidance Topic No. 3 (December 19, 2011).

3.   Please note the applicability of Securities Act Industry Guide 5, including conflict of interest disclosure, which should be considered in the preparation of your limited partnership offering. Refer to Securities Act Release No. 33-6900 (June 17, 1991) for guidance.

4.   We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

5.   Prior to the effectiveness of the company's registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

6.   Please provide us with copies of the reports citing the industry data you provide throughout your prospectus, marked with page references tracking your disclosures in the submission. Additionally, please disclose the approximate dates when such reports were issued and advise us whether you funded or were otherwise affiliated with any of the sources you cite.

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

8.   Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation, Question 101.02.

Prospectus Cover page

9.   Much of the information you include here is very detailed and is repeated in the summary and in risk factor disclosure. Move the information that is not required by Item 501 of Regulation S-K, or does not disclose the most significant adverse effects, off the cover page. Refer to Securities Act Release No. 33-6900 (June 17, 1991) for guidance.

Summary, page 1

10.   Please provide objective support for your claims in this section regarding your certain operational advantages and strong safety record, including the claims regarding a higher

concentration of soda ash, relatively shallow depth of beds and your high productivity
and efficiency rates relative to other producers.

Overview, page 1

11.   We note that the proven and probable reserves disclosed for your property were prepared
        by the Hollberg Professional Group. Please forward to our engineer as supplemental
        information and not as part of your filing, your information that establishes the legal,
        technical, and economic feasibility of your materials designated as reserves, as required
        by Section C of Industry Guide 7 pursuant to Rule 418(a) and (b) of Regulation. The
        information requested includes, but is not limited to:

        •   Property and geologic maps,

        •   Description of your sampling and assaying procedures,

        •   Drill-hole maps showing drill intercepts,

        •   Representative geologic cross-sections and drill logs,

        •   Description and examples of your cut-off calculation procedures,

        •   Cutoff grades used for each category of your reserves and resources,

        •   Justifications for the drill hole spacing used to classify and segregate proven and
            probable reserves,

        •   A detailed description of your procedures for estimating reserves,

        •   Copies of any pertinent engineering or geological reports, and executive summaries
            of feasibility studies or mine plans which including the cash flow analyses, and

        •   A detailed permitting and government approval schedule for the project, particularly
            identifying the primary environmental or construction approval(s) and your current
            location on that schedule.

        To minimize the transfer of paper, please provide the requested information on a CD,
        formatted as Adobe PDF files and provide the name and phone number for a technical
        person our engineer may call, if he has technical questions about your reserves.

        In the event your company desires the return of this supplemental material, please make a
        written request with the letter of transmittal and include a pre-paid, pre-addressed
        shipping label to facilitate the return of the supplemental information. Please note that

you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Risk Factors, page 23

Mining development…, page 31

12.   This risk factor appears to list numerous different risks relating to your mining business. To the extent you have not done so, please revise to provide a separately captioned risk factor for each material risk that clearly describes each risk listed rather than a summary list of risks.

Tax Risks to Common Unitholders, page 50

13.   We note your disclosure on page 171 that your tax counsel is unable to opine on specific federal income tax issues. Please include appropriate risk factor disclosure, including that counsel will not provide an opinion on these issues. Refer to Securities Act Release No. 33-6900 (June 17, 1991) for guidance.

Cash Distribution Policy and Restrictions on Distributions, page 59

14.   We note your intention to enter into a new revolving credit facility at or prior to completion of this offering, and that you intend to file the form of credit agreement as an exhibit. Once you have finalized the terms of the agreement, please revise your disclosure to describe the material covenants that may impact your ability to make distributions.

15.   Disclose clearly the material restrictions on distributions under the agreements governing your outstanding debt, which you reference on page 59 including restrictions relating to the indebtedness of OCI Chemical referenced on page 30.

16.   We note your disclosure on page 59 that your partnership agreement requires you to distribute all of your available cash quarterly. Please reconcile this disclosure with your disclosure on page 71 and elsewhere that your partnership agreement does not contain a requirement for you to pay distributions to your unit holders.

Management's Discussion and Analysis…, page 91

Debt, page 102

17.   Please describe the material terms of the new revolving credit facility that you propose to enter into at or before completion of the offering.

Industry, page 107

18.   Please provide us with copies of reports of IHS where it makes the statements that you cite in this section. Clearly mark the supporting statements in the supplemental materials.

Our Operations, page 121

19.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing,

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered,

- A north arrow,

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located,

- A title of the map or drawing, and the date on which it was drawn, and

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

20.   We note there were previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to these historical mining activities. The extent and significance of

the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Leases and Licenses, page 125

21.   We note the qualifying language in the last sentence in this section. Please disclose all material terms of the land or mineral rights securing agreements.

Trona Reserves, page 126

22.   We note your disclosure that the economic viability of your reserves were assessed using the cost of products sold for the year ended December 31, 2012 and the average sales price of soda ash for the three years ended December 31, 2012 and the quarter ended March 31, 2013. Please state these prices and costs and disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery,

- The cutoff grade,

- The metallurgical recovery factor for each of your mines, and

- All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

In addition please state the quality or grade of your proven and probable reserves by the lease area shown on page 128.

Competition, page 128

23.   Please disclose your competitive position and your principal methods of competition against other producers of soda ash from trona ore.

Executive Compensation, page 136

24.   We note your reference in this section to the Omnibus agreement and Enterprises' methodology used for allocating general and administrative expenses to you. Please explain clearly what methodology is used by Enterprises in this regard.

25.   We note your statement in the third paragraph that the disclosure does not purport to be a complete discussion of Enterprises' executive compensation philosophy and practices. Please revise to explain clearly the extent to which the disclosure does not present a complete description of those policies and practices.

Security Ownership of Certain Beneficial Owners…, page 138

26.   Please identify the natural persons who have voting or investment control over the units beneficially owned by the OCI Company Ltd.

Certain Relationships and Related Party Transactions, page 139

27.   Please clarify the reference to reimbursement of expenses allocated to your general partner by its affiliates in the third paragraph on page 140.

Agreements governing the Transactions, page 141

28.   To the extent you have not done so, please identify these agreements, describe their material terms and file them as exhibits.

Procedures for review…, page 143

29.   Given your disclosure that the policies will be adopted at closing of this offering, please provide the disclosure required by Item 404(b) of Regulation S-K or advise why you are unable to provide such disclosure.

Material US Federal Income Tax Consequences, page 171

30.   We note your statement in the first paragraph that your disclosure is a summary of material tax consequences and your statement in the second paragraph that the legal conclusions are the opinion of Dechert LLP. Please clarify whether the tax disclosure is intended to constitute the opinion of Dechert or whether you will be providing a separate long form tax opinion. Note that the prospectus should provide a brief, clear and understandable summary of the material tax aspects of the partnership offering, however, the tax opinion provided by you should state clearly the tax consequences and not merely provide a summary. Refer to Securities Act Release No. 33-6900.

Financial Statements

31.   Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

2. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

32.   Please expand your accounting policy to disclose the terms of your sales return policy and customer rebate program and cite the specific authoritative literature you utilized to

support your accounting treatment. In addition, please disclose the sales return provisions and customer rebates recognized in each period presented.

Inventory, page F-12

33.   Please provide us with a detailed discussion of the inventory items included under each inventory category (e.g. raw materials, finished goods and stores inventory).

34.   It appears from your disclosure that cost of inventory includes raw materials, direct labor and manufacturing overhead. Please provide us with a detailed discussion of the costs that are included in manufacturing overhead, particularly whether depreciation, depletion and amortization are included in your inventory balance.

Property, Plant, and Equipment, page F-12

35.   It appears from your disclosure that depreciation is computed over the estimated useful lives of depreciable assets, principally using the straight-line method. Please provide us with a detailed discussion as to why you believe the straight-line method of depreciation represents the most systematic and rational manner, especially for depletable assets and mining reserves, and cite the specific authoritative literature you utilized to support your accounting treatment.

4. Property, Plant and Equipment, page F-16

36.   Please provide us with a detailed discussion of type of costs included in depletable assets and buildings and improvements. Please note your discussion should include the specific authoritative literature you utilized to support your accounting policy.

Exhibits, page I-II

37.   We note that you have yet to submit several of your exhibits with your confidential draft registration statement. Please note that we will need sufficient time to review these exhibits and that we may have additional comments based upon these exhibits once submitted.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Staff Engineer, at (202) 551-3718 if you have questions on engineering related comments. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via email): David Cho, Esq.